Exhibit 99.1
Merx Aviation Finance, LLC and Subsidiaries
Consolidated Financial Statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

To the Management of Merx Aviation Finance, LLC and its subsidiaries

We have audited the accompanying consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries, which comprise the consolidated statements of financial position as of March 31, 2020 and 2019, and the related consolidated statements of operations, consolidated statements of other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended March 31, 2020.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merx Aviation Finance, LLC and its subsidiaries as of March 31, 2020 and 2019, and the results of their operations and their cash flows for the three years in the period ended March 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers
Dublin, Ireland
19 May 2020

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

	Notes	March 31, 2020	March 31, 2019
Current assets
Cash		$10,446	$39,877
Restricted cash		80,707	88,603
Aircraft held for sale	5 (ii)	—	116,793
Lease income receivable and other assets		19,529	11,775
Due from affiliates	3	12	12
Total current assets		110,694	257,060
Non-current assets
Aircraft held for lease, net of depreciation	5 (i)	1,622,711	1,739,723
Investment securities	6	—	3,759
Interest in joint venture	7	105,384	101,144
Office equipment, net of depreciation		12	29
Deferred financing costs		17,304	20,570
Total non-current assets		1,745,411	1,865,225
Total assets		$1,856,105	$2,122,285

Current liabilities
Debt	8	$108,778	$119,157
Deferred revenue		8,737	8,271
Interest payable		3,884	3,755
Accrued expenses and other liabilities		7,528	12,292
Total current liabilities		128,927	143,475
Non-current liabilities
Debt	8	1,440,128	1,635,580
Maintenance reserves liability	10	242,329	262,100
Derivative financial instruments	11	25,007	8,372
Lease deposit liability	9	18,108	21,630
Deferred revenue		109	1,030
Deferred income tax liability	14	2,651	4,331
Total non-current liabilities		1,728,332	1,933,043
Total liabilities		$1,857,259	$2,076,518

Equity
Merx Aviation Finance, LLC shareholders' equity:
Member’s equity		$26,506	$54,893
Cash flow hedge reserve		(5,492)	(166)
Total Merx Aviation Finance, LLC shareholders' equity		21,014	54,727
Non-controlling interests in consolidated entities		(22,168)	(8,960)
Total equity		$(1,154)	$45,767

Total liabilities and equity		$1,856,105	$2,122,285

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

		For the year ended March 31,
	Notes	2020	2019	2018
Revenues
Lease revenue	12	$221,514	$212,788	$64,323
Investment income		720	2,988	22,894
Redelivery income		687	—	16,933
Management fee income	3	1,008	645	1,275
Other income	13	3,193	51,251	272
Total revenues		$227,122	$267,672	$105,697

Expenses
Interest and other debt expenses		$103,455	$98,183	$62,881
Depreciation and impairment		127,022	105,797	31,749
Management fee expense		943	68	2,283
General and administrative expenses		30,051	32,581	11,378
Total expenses		$261,471	$236,629	$108,291

Other income (expenses)
Interest in joint venture profit		$14,938	$11,199	$12,007
Net (loss) gain on sale of aircraft		(10,674)	3,325	7,325
Fair value movement in derivative financial instruments		4	(1,245)	3
Net (loss) profit before taxes		$(30,081)	$44,322	$16,741
Income tax	14	2,299	916	(236)
Net (loss) profit after taxes		$(27,782)	$45,238	$16,505
Net loss after taxes attributable to non-controlling interests		(1,895)	(2,000)	—
Net (loss) profit after taxes attributable to Merx Aviation Finance, LLC		$(25,887)	$47,238	$16,505
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(In thousands)

	For the year ended March 31,
	2020	2019	2018
Net (loss) / profit after taxes	$(27,782)	$45,238	$16,505
Other comprehensive income
Movement in cash flow hedge reserve, net of tax	(16,639)	(12,798)	3,163
Total other comprehensive (loss) income	$(16,639)	$(12,798)	$3,163
Other comprehensive (loss) attributable to non-controlling interests	(13,208)	(8,960)	—
Total comprehensive (loss) income attributable to Merx Aviation Finance, LLC	$(31,213)	$41,400	$19,668
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands)

	Merx Aviation Finance, LLC shareholders
	Cashflow hedge reserve	Member’s equity	Non-controlling interests in consolidated entities	Total equity
Balance at March 31, 2017	$2,509	$17,106	$—	$19,615
Distribution to member	—	(16,556)	—	(16,556)
Net profit after taxes	—	16,505	—	16,505
Movement in cash flow hedge reserve	3,163	—	—	3,163
Balance at March 31, 2018	$5,672	$17,055	$—	$22,727
Distribution to member	—	(9,400)	—	(9,400)
Net profit (loss) after taxes	—	47,238	(2,000)	45,238
Movement in cash flow hedge reserve	(5,838)	—	(6,960)	(12,798)
Balance at March 31, 2019	$(166)	$54,893	$(8,960)	$45,767
Distribution to member	—	(2,500)		(2,500)
Net (loss) after taxes	—	(25,887)	(1,895)	(27,782)
Movement in cash flow hedge reserve	(5,326)	—	(11,313)	(16,639)
Balance at March 31, 2020	$(5,492)	$26,506	$(22,168)	$(1,154)
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31,
	2020	2019	2018
Cash flows from operating activities
Net (loss) / profit after tax	$(27,782)	$45,238	$16,505
Adjustments to reconcile net profit after tax to net cash provided by operating activities:
Depreciation and impairment	127,021	109,228	33,120
Loss (gain) on sale of aircraft	10,674	(3,325)	(7,325)
Movement in derivative financial instruments	(4)	1,245	(3)
Movement in investment securities	(720)	(46,283)	—
Amortization of deferred financing costs	3,266	—	—
Interest in joint venture (profits) losses	(14,938)	(11,199)	(12,007)
Changes in operating assets and liabilities net of effects of business acquired:
Decrease (increase) in interest receivable and other assets	(7,754)	(10,314)	(5,109)
Decrease (increase) in due from affiliates	—	—	78
(Decrease) increase in deferred revenue	(455)	604	(2,236)
Increase (decrease) in interest payable	129	(5,019)	(324)
Increase (decrease) in due to affiliates	—	—	(28)
(Decrease) increase in accrued expenses and other liabilities	(4,764)	12,537	(4,575)
(Decrease) increase in deferred income tax liabilities	(1,680)	(916)	226
Net cash provided by (used in) operating activities	$82,994	$91,796	$18,322
Cash flows from investing activities
Acquisition of aircraft	$(9,993)	$(486,886)	$—
Net cash received in business combination	—	179,410	—
Proceeds from disposal of aircraft	106,119	44,668	115,238
Purchase of investment in securities	—	—	—
Investment in joint venture	10,698	13,621	(180,290)
Receipts from investments in securities	4,479	7,600	54,351
Receipts from investment in joint venture	—	—	130,626
Lease deposits returned	(3,522)	(206)	(1,283)
Net cash movements in maintenance reserves	(19,771)	17,259	(9,054)
Net cash provided (used in) by investing activities	$88,010	$(224,534)	$109,588
Cash flows from financing activities
Drawdowns of debt	$31,718	$1,334,547	$139,700
Repayments of debt	(237,549)	(1,072,625)	(251,287)
Distribution to member	(2,500)	(9,400)	(16,556)
Net cash (used in) provided by financing activities	$(208,331)	$252,522	$(128,143)
Net (decrease) increase in cash and restricted cash	$(37,327)	$119,784	$(233)
Cash and restricted cash, beginning of year	$128,480	$8,696	$8,929
Cash and restricted cash, end of year	$91,153	$128,480	$8,696

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31,
	2020	2019	2018
Supplemental disclosure of cash flow information
Cash paid for interest	$100,060	$107,412	$61,833
Cash paid for tax	—	6	11

Supplemental disclosure of non-cash activities
Transfer of maintenance reserve and security deposit	$—	$—	$—
Net assets acquired upon business acquisition (net of cash)	—	182,069	—
Non-cash consideration paid for the business acquisition	—	182,069	—

Supplemental disclosure of cash and restricted cash reconciliation
Cash per Consolidated Statement of Financial Position	$10,446	$39,877	$4,572
Restricted cash per Consolidated Statement of Financial Position (1)	80,707	88,603	4,124
Total cash and restricted cash	$91,153	$128,480	$8,696
____________________
(1) Restricted cash consists of pledged security deposits, maintenance reserves and other reserves related to secured aircraft financing arrangements.

The accompanying notes are an integral part of these consolidated financial statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)

Note 1. Organization
Merx Aviation Finance, LLC ("Merx"), a Delaware limited liability company, commenced operations on March 31, 2014. Merx and its subsidiaries (“Merx Aviation”, the “Company”, “we”, “us”, or “our”) are principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company has executive offices and employees in New York City, New York as well as Dublin, Ireland.
Merx was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. AIC is the sole member of Merx. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% membership interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% membership interest in Merx. In connection with the exchange, all debt (the “Revolver”, discussed in Note 3) and equity due to AIC held by Holdings, LLC was assumed by the Merx, and in return Merx received equity in Holdings, LLC.
As of March 31, 2020, the Company owned a fleet of 81 aircraft in its operating lease portfolio through securitized vehicles, joint ventures and direct ownership, and managed an additional 18 aircraft. In addition to its leasing activities, the Company sells aircraft from its operating lease portfolio to third parties, including other lease companies, financial services companies, airlines and other investors. The Company also provides aircraft management services to investors and owners of aircraft portfolios for a management fee.
Note 2. Significant Accounting Policies
Basis of Accounting and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).
The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary, which include MAPS 2018-1 and MAPS 2019-1. The Company obtained control and consolidated the operations of MAPS 2018-1 and MAPS 2019-1 as of May 15, 2018. All intercompany transactions and balances have been eliminated on consolidation. We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity ("VIE"), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.
Functional currency
The group functional currency is the United States dollar ($), being the currency that represents the economic effects of the underlying transactions, events and conditions.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.

Risk and Uncertainties
In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of another party’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.
Worldwide Pandemic
As a result of the rapid spread of the novel coronavirus, COVID-19, throughout the world, on March 11, 2020, the World Health Organization (“WHO”) classified the virus as a pandemic. The speed with which the effects of the COVID-19 pandemic have changed the worldwide economic landscape, outlook, and in particular the travel industry, has been swift and unexpected. The unprecedented and rapid spread of COVID-19 and the related travel restrictions and social distancing measures implemented throughout the world have significantly reduced demand for air travel. After initially impacting air travel service to China beginning in January, the spread of the virus and the resulting global pandemic next affected the majority of the international network.
Beginning in March, large public events were cancelled, governmental authorities began imposing restrictions on non-essential activities, businesses suspended travel and popular leisure destinations temporarily closed to visitors. Certain countries that are key markets for business have imposed bans on international travelers for specified periods or indefinitely. As a result, demand for travel declined at an accelerated pace, which has had an unprecedented and materially adverse impact on revenues and financial position of airline companies. The length and severity of the reduction in demand due to the pandemic is uncertain; while we are expecting for a modest demand recovery beginning in the September 2020 quarter, the exact timing and pace of the recovery is uncertain given the significant impact of the pandemic on the global economy. Airlines have taken numerous measures with respect to expense and liquidity management to minimize the impact of the pandemic. Additionally, central governments across the globe have taken initiatives to provide, relief, and economic security to the airlines.
Our financial condition depends on the ability of our lessees to perform their payment and other obligations to us under our leases. The downturn in the aviation industry resulting from COVID-19 could weaken the financial condition and exacerbate the liquidity problems of some of our lessees, and increases the risk that they will delay, reduce or fail to make rental payments when due. In addition, the downturn in the future could result in lower utilization of our aircraft assets and could impact our ability to lease or sell our aircraft. All of these actual and potential developments arising from the outbreak of COVID-19 could materially and adversely affect our financial condition, results and cash flows.
Beginning in the first calendar quarter of 2020 and continuing in the second calendar quarter, we began receiving requests from our customers for accommodations such as deferral of lease payments or other lease concessions. As of May 20, 2020, most of our lessees have requested some form of rental relief. We evaluate such requests on a case-by-case basis and have worked out accommodation arrangements with 9 of our lessees with respect to 18 aircraft, generally in the form of partial lease deferrals for payments due in the first and second quarter of 2020, typically with a short-term repayment period, with the majority of the deferrals repaid by the end of this year. In some cases, lease extensions or other amendments were also negotiated as part of the deferral accommodations. As of May 20, 2020, the Company has agreed to defer approximately $19.0 million in lease payments, which represents approximately 9% of our total revenue for fiscal year 2020. We remain in active discussions with our other airline customers and expect to continue to provide accommodation arrangements on a case-by-case basis.
While lease deferrals may delay our receipt of cash, we generally recognize the lease revenue during the period even if a deferral is provided to the lessee, unless we determine collection is not reasonably assured. We monitor all lessees with past due lease payments and discuss relevant operational and financial issues facing those lessees in order to determine an appropriate course of action. As of March 31, 2020, we concluded that collection of lease rental payments was not probable from several lessees, resulting in creation of an allowance for doubtful debts of $2.7 million which represents less than 1.2% of our aggregate lease revenue for the year ended March 31, 2020.
Depending on the severity and longevity of the COVID-19 pandemic, the efforts taken to reduce its spread and the possibility of a resurgence of COVID-19, some of our lessees may return aircraft to us before the return date in their lease agreement or experience insolvency or initiate bankruptcy or similar proceedings that result in aircraft being returned to us. If this occurs, we may not be able to reposition the aircraft with other airlines as quickly as we have historically, or we may incur increased costs in repositioning such aircraft. As a result, our revenues and collection rates would decline.

The future cash flows supporting the carrying value of our aircraft are based on current lease contracts and our estimates of future lease rates, useful lives and residual values for these aircraft. As a result of the COVID -19 outbreak and its impact on the aviation industry and the global economic environment, there is more uncertainty regarding the future cash flows relating to our aircraft. A reduction in the future expected cash flows relating to our aircraft could result in impairment losses that could be material to our financial results. Upon review, the Company determined that, based on the facts and circumstances in existence as of March 31, 2020, the book values of certain of its aircraft more likely than not exceeded their fair values and therefore, quantitative tests were required. Based upon the results of quantitative tests, the Company recorded an impairment of $25.9 million.
The Company’s assumptions about future conditions important to its assessment of potential impairment of its amortizable assets, and receivables, including the impacts of the COVID-19 pandemic and other ongoing impacts to its business, are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available, and will update its analysis accordingly.
Business Combinations
An acquisition of a business, an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return directly to investors, is a business combination. Determining whether the acquisition meets the definition of a business combination requires judgment to be applied on a case by case basis.
Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of the acquisition. Acquisition costs incurred are expensed under selling, general and administrative expenses.
Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interest over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. The non-controlling interest is measured at fair value or at the proportion of the acquired entity's identifiable net assets as elected for each business combination.
Cash
Cash held at U.S. financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Cash is carried at cost which approximates fair value. As of March 31, 2020, the Standards & Poor's credit rating of J.P. Morgan & Chase N.A was A+, Allied Irish Bank plc was BBB+, Sumitomo Mitsui Banking Corp. was A, Wells Fargo Bank N.A. was A+ and Deutsche Bank AG was BBB+.
Restricted Cash
Cash held at financial institutions may be classified as restricted cash if provisions exist in contracts with other parties that affect the Company's ability to readily access or utilize cash for business purposes. Under certain of the Company's debt arrangements, payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash consists primarily of (i) security deposits and maintenance reserves received from lessees under the terms of various lease agreements; (ii) a portion of rents collected required to be held for debt repayments; and (iii) cash held in securitized vehicles.
Aircraft Held for Lease
Aircraft held for lease are stated at cost less depreciation and impairment. Depreciation is charged using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value. In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee's utilization of the aircraft. Aircraft may be pledged as collateral for external funding arrangements.

Aircraft Held for Sale
Management evaluates all contemplated aircraft sale transactions to determine whether all the required criteria have been met under Generally Accepted Accounting Principles (“GAAP”) to classify aircraft as flight equipment held for sale. Management uses judgment in evaluating these criteria. Due to the significant uncertainties of potential sale transactions, the held for sale criteria generally will not be met unless the aircraft is subject to a signed sale agreement, or management has made a specific determination and obtained appropriate approvals to sell a particular aircraft or group of aircraft.
Aircraft held for sale are recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. In addition, depreciation ceases once an aircraft is classified as held for sale. The Company performs an impairment review of aircraft held for sale. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell.
Repair and Maintenance of Aircraft
Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft. In addition, costs paid by us for scheduled maintenance and overhauls are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.
Impairment of Aircraft
We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its carrying value. The undiscounted cash flows consist of cash flows from currently contracted leases, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft.
We develop assumptions used in the recoverability analysis based on our knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type, and historical experience in the aircraft leasing market and aviation industry, as well as information received from third-party industry sources. The factors considered in estimating the undiscounted cash flows are affected by changes in future periods due to changes in contracted lease rates, economic conditions, technology, and airline demand for a particular aircraft type. In the event that an aircraft does not meet the recoverability test and the aircraft’s carrying amount falls below estimated values from third-party industry sources, the aircraft will be recorded at fair value in accordance with the Company’s fair value measurement policy, resulting in an impairment charge.
 Investment Securities
Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.
Interest in Joint Venture
The Company recognizes interest in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the joint venture's income or loss.

Lease Rental Receivable
Lease rental receivables represent unpaid, current lessee rental obligations under existing lease contracts. An allowance for credit losses on trade receivables is established when the risk of non-recovery is probable. The risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor’s operating environment. The allowance for credit losses is classified as leasing expenses in our Consolidated Statement of Operations.
Debt and Deferred Debt Issuance Costs

Long-term debt is carried at the principal amount borrowed, including unamortized discounts, premiums, and debt issuance costs, where applicable. We amortize the amount of discounts, premiums and over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to interest expense over the life of the debt using the effective interest method. Debt issuance costs related to our line-of-credit arrangements are presented within other assets.
Derivative Financial Instruments
The Company enters into derivative contracts to manage its exposure to interest rate risk. Interest rate swaps are used to minimize exposures to interest rate movement on underlying debt obligations of the Company. Our derivative assets are recorded in non-current assets and our derivative liabilities are recorded in non-current liabilities in our Consolidated Balance Sheets, unless there is a legal liability and intention to settle net.
The Company has elected to apply hedge accounting to its derivative instruments, as such when cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in Other Comprehensive Income ("OCI"), and the ineffective portion is recognized immediately in the Consolidated Statements of Operations. Amounts reflected in OCI related to the effective portion are reclassified into the Consolidated Statements of Operations in the same period or periods during which the hedged transaction affects interest expense.
We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we recognize the changes in the fair value in current-period earnings. The remaining balance in OCI at the time we discontinue hedge accounting is not recognized in our Consolidated Statements of Operations unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in Consolidated Statements of Operations when the hedged transaction affects interest expense.
When cash flow hedge accounting treatment is not applied, the changes in fair values between periods are recognized as a fair value movement in the Consolidated Statements of Operations. Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flows in our Consolidated Statements of Cash Flows.
Investment Transactions
Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis.Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Financial Position.
Fair Value Measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 Inputs: One or more inputs to valuation techniques are significant and unobservable.
In some cases, the inputs used to measure fair value can fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement.
The Company measures the fair value of certain assets on a non-recurring basis, principally our flight equipment, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable.
The Company records flight equipment at fair value when we determine the carrying value may not be recoverable. The Company principally uses the income approach to measure the fair value of flight equipment. The income approach is based on the present value of cash flows from contractual lease agreements and projected future lease payments, including contingent rentals, net of expenses, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value based on expectations of market participants. These valuations are considered Level 3 valuations, as the valuations contain significant non-observable inputs.
Lease Revenue
The Company leases aircraft principally under operating leases and reports rental income ratably over the life of each lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. Most of our lease contracts require rental payments in advance. Rentals received, but unearned, under the lease agreements are recorded as deferred revenue on the Company’s Consolidated Statements of Financial Position until earned. The difference between the rental income recorded and the cash received under the provisions of the lease is included in Lease receivables, as a component of current assets on the Company’s Consolidated Statements of Financial Position. An allowance for doubtful accounts will be recognized for past-due rentals based on management’s assessment of collectability. Management monitors all lessees with past due lease payments and discuss relevant operational and financial issues facing those lessees in order to determine an appropriate allowance for doubtful accounts.
All of the Company’s lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance. In many operating lease contracts, the lessee is obligated to make periodic payments, which are calculated with reference to the utilization of the airframe, engines, and other major life-limited components during the lease. In these leases, we will make a payment to the lessee to compensate the lessee for the cost of the qualifying event incurred, up to the maximum of the amount of maintenance reserves payment made by the lessee during the lease term, net of previous reimbursements. These payments are made upon the lessee’s presentation of invoices evidencing the completion of such qualifying event. The Company records as lease revenue, the portion of maintenance reserves liability that is virtually certain will not be reimbursed to the lessee. Maintenance reserves payments which we may be required to reimburse to the lessee are reflected in our maintenance reserve liability, as a component of non-current liabilities in our consolidated statements of financial position. Any maintenance reserves or end of lease payments collected that were not reimbursed to the lessee during the term of the lease for a qualifying event are recognized as lease revenue at the end of the lease.
Investment Income
Interest income is recognized on an accrual basis. Discounts or premiums are accreted or amortized into interest income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the security.
Redelivery Income
In certain contracts, the lessee is required to re-deliver the aircraft in a specified maintenance condition (normal wear and tear excepted), with reference to major life-limited components of the aircraft. To the extent that such components are re-delivered in a different condition than specified, there is normally an end-of-lease compensation adjustment for the difference at re-delivery. Amounts received as part of these re-delivery adjustments are recorded as lease rental income at lease termination.
Management Fee Income
Management fee income is accounted for on an accruals basis.

Expenses
Expenses include interest expense, management fee expense, compensation expenses and benefits, selling, other general and administrative expenses. Expenses are recognized on an accrual basis.
Income Taxes

The Company and two of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies. Two of the Company’s subsidiaries are structured as taxable entities for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.
Non-controlling interests
For entities that are consolidated, but not 100% owned, a portion of the income or loss and corresponding equity is allocated to owners other than the Company. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the consolidated financial statements.

The authoritative guidance for non-controlling interests in the consolidated financial statements requires reporting entities to present non-controlling interest as equity and provides guidance on the accounting for transactions between an entity and non-controlling interests. According to the guidance, (1) non-controlling interests are presented as a separate component of shareholders’ equity on the Company’s consolidated statements of financial condition, (2) net profit (loss) after taxes includes the net profit (loss) after taxes attributable to the non-controlling interest holders on the Company’s consolidated statements of operations, (3) the primary components of non-controlling interest are separately presented in the Company’s consolidated statements of changes in shareholders’ equity to clearly distinguish the interests in the Company and other ownership interests in the consolidated entities and (4) profits and losses are allocated to non-controlling interests in proportion to their ownership interests regardless of their basis.

Recently Adopted Accounting Standards
On April 10, 2020, the Financial Accounting Standards Board (“FASB”) issued a question-and-answer document regarding accounting for lease concessions and other effects of the coronavirus (“COVID-19”) pandemic. The document clarifies that entities may elect to not evaluate whether lease-related relief that lessors provide to mitigate the economic effects of COVID-19 on lessees is a lease modification under Leases ASC ASC 840. The Company has chosen to continue accounting for lease concessions in accordance with guidance in Topic 840.

On December 18, 2019, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This new standard eliminates certain exceptions in Accounting Standards Codification ("ASC") 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2020, with early adoption permitted in any interim period within that year. The Company elected to early adopt this standard as of January 1, 2020. However, the early adoption as of January 1, 2020, did not have an impact on the Company's financial statements or disclosures for the year ended 2020.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases (Topic 842)”. The amendments in ASU 2016-02 set out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases”, which provides narrow amendments to clarify how to apply certain aspects of the new lease standard. In addition, in August 2018, the FASB issued ASU No. 2018-11, “Targeted Improvements to ASC 842”, which includes an option to apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption rather than restate comparative periods in transition. In December 2018, the FASB issued ASU 2018- 20, “Narrow-Scope Improvements for Lessors”. This ASU provides an election for lessors to exclude sales and related taxes from consideration in the contract and requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees. In March 2019, the FASB Issued ASU 2019-01, “Codification Improvements”. This ASU address issues relating to (i) Determining the fair value of the underlying asset by lessors that are not manufacturers or dealers; (ii) Presentation on the statement of cash flows-sales-type and direct financing leases; and Transition disclosures related to Topic 250, Accounting Changes and Error Corrections. Recently, the effective date of ASC 842 for private companies has further extended for one year by FASB. The standard will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021.

The Company will adopt the amendments to Accounting Standards Codification (“ASC”) 842 on April 1, 2021. As a result, the Company will continue to disclose comparative reporting periods under the previous accounting guidance, ASC 840. Based on our evaluation of the guidance, we noted that Lessor accounting is similar to the current model, but the guidance will impact us in scenarios where we are the Lessee. The Company is evaluating the potential effects on the consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 revises the measurement of credit losses for financial  assets measured at amortized cost from an incurred loss methodology to an expected loss methodology. ASU 2016- 13 affects trade receivables, debt securities, net investment in leases, and most other financial assets that represent a right to receive cash. Additional disclosures about significant estimates and credit quality are also required. In November 2018, the FASB issued ASU N o. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses”. This ASU clarifies that receivables from operating leases are accounted for using the lease guidance and not as financial instruments. The effective date will be the first quarter of fiscal year 2023. The Company is evaluating the potential effects on the consolidated financial statements.

Note 3. Related Party Arrangements
The Company is party to an administration agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the “Administrator” or “AIA”), under which the Administrator, subject to review by the Company's management and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that the Company will reimburse the Administrator for all costs and expenses incurred by Administrator in performing its obligations and providing personnel under the agreement. Additionally, the Company will bear all costs and expenses incurred by any person or entity, including the Administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the Administrator's overhead in performing its obligations. For the years ended March 31, 2020 (FY2020), March 31, 2019 (FY2019), and March 31, 2018 (FY2018), the Company paid $250, $250 and $250, respectively, to AIA for the provision of administrative services.
Apollo Global Management (“AGM”) is an affiliate of both AIA and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.
AIC has also entered into an expense reimbursement agreement with Merx Aviation Finance Assets Ireland Limited ("Merx Ireland"), an affiliate of the Company, that will reimburse AIC for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by AIC in connection with letters of credit issued on behalf of Merx Ireland. For the year ended March 31, 2020, the Company reimbursed expenses of $4 (FY2019: $74; FY2018: $86) to AIC under the expense reimbursement agreement.
Athene Holding Ltd. and its subsidiaries (collectively "Athene") is a related party of AGM. Athene has invested in OVI Aviation Designated Activity Company alongside the Company through Profit Participating Note securities. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the consolidated financial statements.

The Company is party to servicing agreements with several affiliates of AIC, AGM and Athene, under which the Company provides administrative and technical services. For providing these services, the Company receives fees. For the year ended March 31, 2020, the Company recognized $1,008 (FY2019: $645; FY2018: $1,275) in fee income from these affiliates.
In March 2014, AIC issued a revolving credit facility (the "Revolver") to the Company with an interest rate of 12% and maturity date of October 31, 2023. As of March 31, 2020, the Revolver provided the Company with financing capacity of up to $500,000 at the sole discretion of AIC. Borrowings under the revolver may be used for working capital needs in the ordinary course of business and other general corporate purposes (including, but not limited to making investments). The total amount outstanding under the Revolver was $305,300 and $371,200 as of March 31, 2020 and March 31, 2019, respectively. See Note 8 for additional disclosures.
The following related party balances are included in the Consolidated Statements of Financial Position.

	March 31, 2020	March 31, 2019
Due from affiliates
Management fees - AIC affiliate	$12	$12
Due from affiliates	$12	$12
On January 17, 2019, AIC announced that effective January 16, 2019, Mr. Gary Rothschild, President and Chief Executive Officer of Merx, became an employee of Apollo Management Holdings, L.P. ("AMH"), an affiliate of AIC’s investment adviser. Mr. Rothschild also retained his role as the President and Chief Executive Officer of Merx.

Effective January 16, 2019, the Company entered into a series of service arrangements with affiliates of AGM. Under a servicing agreement with Apollo Capital Management, L.P. (“ACM”), the Company serves as technical servicer to aircraft clients of ACM and its affiliates. Under a research support agreement with ACM, the Company's employees assist ACM with technical diligence and underwriting of new aircraft-related investment opportunities. Under a technical support agreement, the Company and AMH share the services of Mr. Gary Rothschild.

Note 4. Business Combinations

On May 15, 2018, the Company acquired control in AABS Limited and its subsidiaries (“AABS”), and RISE Limited and its subsidiaries (“RISE”) securitized vehicles which are considered VIEs. The Company is considered to be the primary beneficiary and has the power to direct the activities that most significantly impact the economic performance of these VIEs. Therefore, management determined that the VIEs' financial information needs to be consolidated with the Company's consolidated financial statements.

Historically, the Company had investment in M1 and E Notes issued by AABS and RISE (See Note 6). On May 15, 2018 as part of the control acquisition, the Company purchased M2 notes of AABS and RISE and entered into a servicing agreement to provide servicing to both these entities. As a result of the transaction, the company was deemed to have acquired control.

The following is a summary of the allocation of the purchase price based on the estimated fair values of the identifiable assets acquired and the liabilities assumed at the closing date. As of March 31, 2019, all known measurement period adjustments were taken into consideration.

	Fair value recognized on acquisition
	AABS	RISE
Assets
Aircraft held for lease	$457,687	$588,188
Cash and restricted cash	196,784	27,736
Total Assets	$654,471	$615,924

Liabilities
Debt payable	$469,984	$376,481
Maintenance reserves and security deposits	92,075	95,241
Other net liabilities	1,284	288
Total Liabilities	$563,343	$472,010

Total identifiable net assets at fair value	$91,128	$143,914

Consideration paid
Cash paid	$19,265	$25,846
Others	71,863	118,068
Purchase consideration transferred upon acquisition	$91,128	$143,914
The following table shows the composition of investment securities at fair value that the Company held in AABS and RISE as of May 15, 2018, prior to the acquisition of the control. These investments were previously included under investment securities as of March 31, 2018. No goodwill was acquired as part of the acquisition.

	AABS	RISE
Asset backed securities held for investment	$71,863	$118,068
The following table shows the composition of investment securities at fair value that the Company acquired in AABS and RISE as of May 15, 2018 as part of the acquisition of the control.

	AABS	RISE
Asset backed securities held for investment	$19,265	$25,846

AABS announced it changed its name to MAPS 2018-1 Limited (“MAPS 2018-1’’), effective April 19, 2018 and refinanced its debt outstanding as of May 15, 2018. As part of the refinancing, existing Series A and Series B debt totaling $298,289 were redeemed and New Series A and Series B notes were issued for a total amount of $469,984. MAPS 2018-1 also issued Series C notes amounting to $36,500 and E Notes amounting to $20,365 to the Company in exchange for its existing M1 Interest, M2 Interest and E Interest. Both C Notes and E Notes were eliminated during consolidation. Debt issuance costs of $6,230 were also incurred as part of the refinancing.

RISE announced it changed its name to MAPS 2019-1 Limited (“MAPS 2019-1’’), effective January 10, 2019 and refinanced its debt outstanding as of March 15, 2018. As part of the refinancing, existing Series A and Series B debt totaling $337,905 were redeemed and New Series A, Series B and Series C notes were issued for a total amount of $429,058. MAPS 2019-1 also converted its E certificates consisting of M1, M2 and E Notes to New E Notes with principal amount of $155,114. New E Notes are held by the Company and eliminated during consolidation. Debt issuance costs of $7,178 were also incurred as part of the refinancing.

The following table presents revenues and earnings contributed by MAPS 2018-1 for the year ended March 31, 2020 and period from May 15, 2018 to March 31, 2019.

	Year ended March 31, 2020	Period from May 15, 2018 to March 31, 2019
Total revenue	$79,835	$116,195
Net loss before tax	$(6,432)	$(6,333)

The following table presents revenues and earnings contributed by MAPS 2019-1 for the year ended March 31, 2020 and period from May 15, 2018 to March 31, 2019.

	Year ended March 31, 2020	Period from May 15, 2018 to March 31, 2019
Total revenue	$69,747	$69,987
Net profit (loss) before tax	$3,291	$(595)

The Company did not have any material, nonrecurring adjustments directly attributable to the business combination included in the reported revenue and net income. These amounts have been calculated after applying the Company's accounting policies. No significant adjustments were made in this respect. The Company did not incur any of acquisition-related costs during the year ended March 31, 2019.

The following table presents carrying values of assets and liabilities of MAPS 2018-1 as of March 31, 2020 and March 31, 2019 as included on the consolidated balance sheet.

	March 31, 2020	March 31, 2019
Assets	$642,637	$664,822
Liabilities	$587,486	$580,598

The following table presents carrying values of assets and liabilities of MAPS 2019-1 as of March 31, 2020 and March 31, 2019 as included on the consolidated balance sheet.

	March 31, 2020	March 31, 2019
Assets	$579,377	$647,991
Liabilities	$484,230	$531,210

Note 5 (i). Aircraft Held for Lease

The following table shows the changes in aircraft held for lease, net of depreciation, for the years ended March 31, 2020 and March 31, 2019. See Note 12 for additional disclosure including geographic detail of aircraft held for lease.

	March 31, 2020	March 31, 2019
Beginning balance	$1,739,723	$453,357
Acquisitions and capital improvements	9,993	486,886
Acquired in business combination	—	1,045,875
Transferred to aircraft held for sale, net of related accumulated depreciation	—	(116,793)
Dispositions, net of related accumulated depreciation	—	(23,820)
Depreciation	(101,119)	(97,324)
Impairment	(25,886)	(8,458)
Ending balance	$1,622,711	$1,739,723

The following table presents accumulated depreciation and impairment for the aircraft held for lease as of March 31, 2020 and March 31, 2019.

	March 31, 2020	March 31, 2019
Accumulated Depreciation	$263,246	$162,142
Impairment	$36,267	$10,381

There were 57 aircraft classified as held for lease at year end.
Note 5 (ii). Aircraft Held for Sale
The following table shows the changes in aircraft held for sale, net of depreciation, for the years ended March 31, 2020 and March 31, 2019.

	March 31, 2020	March 31, 2019
Beginning balance	$116,793	$17,523
Transferred from Aircraft held for lease, net of related accumulated depreciation	—	116,793
Dispositions, net of related accumulated depreciation	(116,793)	(17,523)
Ending balance	$—	$116,793

There were no aircraft classified as held for sale at year end.
Note 6. Investment Securities
The Company did not hold any investment securities as of March 31, 2020.

The following table shows the composition of investment securities as of March 31, 2019.

	Expected Maturity	Outstanding Face Amount	Amortized Cost Basis	Fair Value (1)	Gross amount of unrealized gains
Structured credit held for investment	February 2020	$3,759	$3,759	$3,996	$237
Total investment securities		$3,759	$3,759	$3,996	$237
____________________
(1) The fair value has been estimated by management using Level 3 inputs in the absence of readily determinable market prices and recognizing the illiquid nature of the instruments.
No impairment was recorded on investment securities during the years ended March 31, 2020 and March 31, 2019. No gross unrealized losses on investment securities at the years ended March 31, 2020 and March 31, 2019.
The Company earned investment income of $720 and $2,988 for the year ended March 31, 2020 and March 31, 2019, respectively.

Note 7. Interest in Joint Venture
The Company has investments in two joint ventures, Merx Aviation GA Telesis 1 Limited ("Merx GAT") and Sora Airlease Designated Activity Company ("Sora DAC"). The Company holds 47.5% interest in Merx GAT and 50% interest in Sora DAC. The Company recorded the investment at cost and adjusted each period for the Company’s share of the joint venture's income or loss.
The following table shows the summarized financial information of Merx GAT as of March 31, 2020 and March 31, 2019.

	March 31, 2020	March 31, 2019
Total assets	$39	$84
Total liabilities	(35)	(29)
Total equity	$4	$55
The following table shows the summarized financial information of Sora DAC as of March 31, 2019 and March 31, 2018.

	March 31, 2020	March 31, 2019
Total assets	$666,347	$833,142
Total liabilities	(603,328)	(788,503)
Total equity	$63,019	$44,639
Total liabilities of SORA DAC include Senior debt of $7,212 (FY2019: 17,218) and Junior debt of $52,698 (2019: 52,698) owed to the Company. This debt is included within Interest in joint venture on the consolidated statements of financial position as of March 31, 2020.

The following table shows the Company's summarized interest in joint ventures as of March 31, 2020 and March 31, 2019.

As of March 31, 2020
	Sora DAC	GAT	Total
Share of total assets	$333,174	$19	$333,193
Share of total liabilities	(301,664)	(17)	$(301,681)
Share of capital contributions	(12,500)	—	(12,500)
Investment by the Company into joint venture	72,409	—	72,409
Accrued interest on investment in joint venture	13,963	—	13,963
	$105,382	$2	$105,384

As of March 31, 2019
	Sora DAC	GAT	Total
Share of total assets	$416,571	$40	$416,611
Share of total liabilities	(394,252)	(14)	$(394,266)
Share of capital contribution	(12,500)	—	(12,500)
Investment by the Company into joint venture	82,415	—	82,415
Accrued interest on investment in joint venture	8,884	—	8,884
	$101,118	$26	$101,144

Note 8. Debt
Interest on the Revolver and notes payable is paid on a monthly or quarterly basis at various interest rates. See Note 3 for additional disclosure on Revolver.
Many of the Company’s aircraft were partially financed with the Revolver and notes payable. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each debt instrument approximates its amortized cost. Management determines fair value based on level 3 inputs.
As of March 31, 2020 and March 31, 2019, the Company was in compliance with all debt covenants.
The Company's outstanding debt obligations as of March 31, 2020 were as follows:

	Issuance Date	Outstanding Principal	Amortized Cost	Interest Rate
Revolver due October 2023	Mar-14	$305,300	$305,300	12.00%
Profit Participating Note due June 2078 (1)	Jun-18	100,464	100,464	N/A
Note Payable due May 2023	Sep-15	24,544	23,685	1M LIBOR + 1.60%
Note Payable due Oct 2023	Sep-15	36,000	36,000	1M LIBOR + 2.63%
Note Payable due July 2025	Jun-18	109,366	108,005	1M LIBOR + 2.15%
Note Payable due July 2025	Sep-18	112,322	110,876	1M LIBOR + 2.15%
Note Payable due November 2024	Sep-18	44,492	43,983	1M LIBOR + 2.50%
Series A Note due May 2043	May-18	353,817	347,932	4.21%
Series B Note due May 2043	May-18	46,892	46,112	5.19%
Series C Note due May 2043	May-18	26,506	26,065	6.41%
Series A Note due March 2044	Mar-19	297,021	292,424	4.46%
Series B Note due March 2044	Mar-19	66,004	64,983	5.56%
Series C Note due March 2044	Mar-19	26,178	25,773	7.39%
Total		$1,548,906	$1,531,602
____________________
(1) The Profit Participating Note is a senior unsecured security issued to Athene with a term of sixty years with no stated interest rate. These are reported in the consolidated statements of financial position at outstanding principal adjusted for any charge-off, allowances for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts. Pro-rata share of profits of the borrower, excluding a marginal amount accrues as interest to the lenders.

The Company's outstanding debt obligations as of March 31, 2019 were as follows:

	Issuance Date	Outstanding Principal	Amortized Cost	Interest Rate
Revolver due October 2023	Mar-14	$371,200	$371,200	12.00%
Profit Participating Note due June 2078 (1)	Jun-18	108,862	108,862	N/A
Note Payable due February 2021	Feb-16	4,445	4,354	3.51%
Note Payable due March 2021	Feb-16	4,443	4,351	3.51%
Note Payable due October 2020	Feb-16	6,895	6,791	3.51%
Note Payable due December 2020	Feb-16	7,327	7,214	3.52%
Note Payable due March 2024	Mar-14	14,615	14,423	1M LIBOR + 4.00%
Note Payable due March 2024	Apr-14	14,596	14,403	1M LIBOR + 4.00%
Note Payable due May 2023	Sep-15	32,638	31,500	1M LIBOR + 1.60%
Note Payable due Oct 2023	Sep-15	36,000	36,000	1M LIBOR + 2.63%
Note Payable due July 2025	Jun-18	118,328	116,712	1M LIBOR + 2.15%
Note Payable due July 2025	Sep-18	121,316	119,599	1M LIBOR + 2.15%
Note Payable due November 2024	Sep-18	48,157	47,654	1M LIBOR + 2.50%
Series A Note due March 2043	May-18	385,729	378,865	4.21%
Series B Note due March 2043	May-18	51,121	50,212	5.19%
Series A Note due March 2044	Mar-19	325,675	320,334	4.46%
Series B Note due March 2044	Mar-19	72,372	71,185	5.56%
Series C Note due March 2044	Mar-19	31,018	30,508	7.39%
Total		$1,754,737	$1,734,167

Scheduled repayments of these notes over the next five years and thereafter are as follows:

As of March 31, 2020		As of March 31, 2019
Years ending March 31,	Amount	Years ending March 31,	Amount
2021	$108,778	2020	$119,157
2022	110,742	2021	123,980
2023	112,263	2022	109,505
2024	447,405	2023	111,248
2025	122,702	2024	517,227
Thereafter	647,016	Thereafter	773,619
Total	$1,548,906	Total	$1,754,736
Note 9. Lease Deposit Liability
As of March 31, 2020, cash security deposits in connection with lease agreements amounted to $18,108 (FY2019: $21,630). Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee. In addition, at March 31, 2020 the Company held letters of credit in lieu of cash security deposits that amounted to $15,641 (FY2019: $20,444).
Note 10. Maintenance Reserves Liability
As of March 31, 2020, maintenance reserves collected in connection with lease agreements amounted to $242,329 (FY2019: $262,100).  In addition, at March 31, 2020 the Company held letters of credit in lieu of cash that amounted to $10,120 (FY2019: $7,500).  Maintenance reserves represent the obligation to make periodic payments which are calculated with reference to the utilization of airframes, engines and other major life limited components during the lease. In such contracts, upon lessee presentation of invoices evidencing the completion of qualified work on the aircraft, the company reimburses the lessee for the work.

Note 11. Derivative Financial Instruments
The Company utilizes interest rate swap contracts to economically hedge its interest rate exposure on certain of its variable rate debt. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a floating rate to a fixed rate or from one floating rate to another. Under the swap transactions, the Company makes fixed rate payments and receives floating rate payments to convert the floating rate notes payable to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft. Derivative financial instruments are measured at fair value using Level 2 inputs.

The table below shows the fair values of derivative financial instruments designated as cash flow hedges, recorded as assets or liabilities, together with their notional amounts. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at year end and are indicative of neither the market risk nor the credit risk.
Some of our agreements with derivative counterparties require a cash collateralization of derivative fair values. As of March 31, 2020, and March 31, 2019, no cash collateral was received or advanced to counterparties.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.

As of March 31, 2020
	Outstanding notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$270,191	$—	$25,007

As of March 31, 2019
	Outstanding notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$294,705	$—	$8,372
Note 12. Lease Revenue
Minimum future lease payments
The minimum future lease payments on non-cancelable operating leases of aircraft in our fleet were as follows:

As of March 31, 2020		As of March 31, 2019
Years ending March 31,	Amount	Years ending March 31,	Amount
2021	$192,004	2020	$209,476
2022	177,740	2021	193,252
2023	160,973	2022	171,462
2024	131,172	2023	153,644
2025	101,691	2024	120,985
Thereafter	161,470	Thereafter	230,690
Total	$925,050	Total	$1,079,509

Geographic and credit risks
Lease rental revenue includes $927 (FY2019: $1,364; FY2018: $2,629) related to leases of aircraft component parts in use by non-U.S. domiciled airlines. As of March 31, 2020, leased aircraft held by the Company were operated by 30 lessees (FY2019: 33 lessees) whose principal places of business are located in 19 countries (FY2019: 20 countries).

Carrying value of aircraft held for lease and for sale, and lease revenues by geographic area were as follows:

	Carrying value as of March 31, 2020%		Lease revenue for the year ended March 31, 2020%		Number of Customers as of March 31, 2020%
Africa	$58,245	4%	$8,514	4%	3	5%
Asia/Pacific	521,178	32%	73,027	33%	19	33%
Australia	61,575	4%	6,684	3%	2	4%
Europe	406,218	25%	60,901	28%	13	22%
Latin America	122,581	8%	16,576	7%	4	7%
Middle East	54,540	3%	5,232	2%	2	4%
North America	378,458	23%	50,580	23%	12	21%
Off-Lease	19,916	1%	—	0%	2	4%
Total	$1,622,711	100%	$221,514	100%	57	100%

	Carrying value as of March 31, 2019%		Lease revenue for the year ended March 31, 2019%		Number of Customers as of March 31, 2019%
Africa	$63,173	3%	$9,590	4%	3	5%
Asia/Pacific	508,658	28%	53,842	25%	17	27%
Australia	64,808	3%	5,460	3%	2	3%
Europe	512,704	28%	64,311	31%	16	26%
Latin America	193,360	10%	22,772	11%	6	10%
Middle East	57,557	3%	8,326	4%	2	3%
North America	456,256	25%	48,487	22%	16	26%
Total	$1,856,516	100%	$212,788	100%	62	100%

Note 13. Other Income
Other income of $3,193 mainly includes management fees, interest on bank deposits and other miscellaneous income (FY2019: Out of $51,251, $46,283 income recognized on the refinancing of MAPS 2018-1 and MAPS 2019-1 during the year. The remaining amount relates to interest on bank deposits and other miscellaneous income.).

Note 14. Income Taxes

Two of the Company's subsidiaries are recognized as a corporation for U.S. tax purposes and are subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the U.S. where the operations are conducted and income is earned. The subsidiary's net profit (loss) before income taxes for the year ended March 31, 2020 was $12 (FY2019: ($46); FY2018: ($51)). The components of the income tax provision consisted of the following:

	For the year ended March 31,
	2020	2019	2018
Current income tax
Domestic tax	$—	$4	$10
Foreign tax	27	—	—
Total current income tax	$27	$4	$10
Deferred income tax
Domestic tax	$—	$—	$—
Foreign tax	(2,326)	(920)	226
Total deferred income tax	$(2,326)	$(920)	$226
Total income tax	$(2,299)	$(916)	$236
The Company did not have significant domestic deferred tax assets and liabilities at March 31, 2020 or March 31, 2019.

	March 31, 2020	March 31, 2019
Opening deferred tax balance	$(4,331)	$(849)
Deferred tax charge to statement of operations	2,326	920
Others	(646)	—
Deferred tax acquired in business combination	—	(4,402)
Closing deferred tax balance	$(2,651)	$(4,331)
The Company did not have net taxable operating loss ("NOL") carry forward available at March 31, 2020 (FY2019: $0; FY2018: $0) to offset future taxable income subject to U.S. graduated tax rates. If not utilized, the Company's prior year NOLs would begin to expire in 2033. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The Company is subject to examination by taxing authorities in the U.S. for a period of three fiscal years after tax returns are filed.
Note 15. Commitments and Contingencies
As of March 31, 2020, the Company was obligated under non-cancelable operating leases relating to office facilities in New York, New York and Dublin, Ireland for future minimum lease payments as follows:

Years ending March 31,	Amount
2021	$616
2022	617
2023	617
2024	471
2025	458
Thereafter	38
Total	$2,817

As of March 31, 2019, the Company was obligated under non-cancelable operating leases relating to office facilities in New York, New York and Dublin, Ireland for future minimum lease payments as follows:

Years ending March 31,	Amount
2020	$548
2021	619
2022	620
2023	620
2024	471
Thereafter	496
Total	$3,374
Note 16. Subsequent Events
Management has evaluated subsequent events through the date of issuance of these financial statements and has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in, the financial statements other than those disclosed below.

See Note 2 for information regarding the potential impact of the COVID-19 pandemic. While we cannot currently reasonably estimate the extent to which the COVID-19 pandemic and measures taken to contain its spread will ultimately impact our business, we believe the airline industry will eventually recover and aircraft travel will return to historical levels over the long term. We believe we are well positioned to offer solutions for airlines, as we can offer the ability to lease Boeing 737NG and Airbus A320ceo aircraft which have compelling operating costs, especially in light of the current low fuel cost environment, at a time when airlines will be focused on managing costs. As the COVID-19 pandemic and efforts to mitigate its spread continue, we expect our business, results of operations and financial condition to be negatively impacted. We have considered a number of potential outcomes. Depending on the severity and longevity of the COVID-19 pandemic, the related efforts taken to reduce its spread, and the possibility of a resurgence of COVID-19, the COVID-19 pandemic could have a material, adverse impact on future revenue growth, liquidity and cash flow.

Subsequent to March 31, 2020, three of our customers have filed for voluntary bankruptcy proceedings (or the local equivalent), seeking a reorganization of business affairs, debts, and assets, as a result of the unforeseeable impact of the COVID-19 pandemic. As these airlines have filed recently, it is not yet known whether the leases of our aircraft will be rejected, restructured, or affirmed.